OPERATING AGREEMENT FOR
STARFISH FILM, LLC
A COLORADO LIMITED LIABILITY COMPANY
AND THE MEMBERS NAMED HEREIN

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

TABLE OF CONTENTS

OPERATING AGREEMENT FOR
STARFISH FILM, LLC
A COLORADO LIMITED LIABILITY COMPANY

This OPERATING AGREEMENT, made as, and effective of, August 21, 2024, by and among the parties listed on the signature pages hereof, with reference to the following facts:

A. On August 21, 2024, Articles of Organization for Starfish Film, LLC, a limited liability company organized under the laws of the State of Colorado (the "Company"), were filed with the Colorado Secretary of State.

B. The parties desire to adopt and approve an operating agreement (this "Agreement") for the Company.

NOW, THEREFORE, the parties (hereinafter sometimes collectively referred to as the "Members," or individually as the "Member") by this Agreement set forth the operating agreement for the Company under the laws of the State of Colorado upon the terms and subject to the conditions of this Agreement.

ARTICLE I
DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below (all terms used in this Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this Agreement):

1.1 "Act" shall mean the Colorado Limited Liability Company Act, codified in the Colorado Revised Statutes, Section 7-80-101 *et seq.*, as may be amended from time to time.

1.2 "Affiliate" shall mean any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than 10% of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.3 "Agreement" shall mean this Operating Agreement, as originally executed and as amended from time to time.

1.4 "Articles" shall mean the Articles of Organization for the Company originally filed with the Colorado Secretary of State and as amended from time to time.

1.5 "Bankruptcy" shall mean: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within 90 days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her

debts as they become due.

1.6 "Capital Contribution" shall mean the total value of cash and fair market value of property (including promissory notes or other obligation to contribute cash or property) contributed and/or services rendered or to be rendered to the Company by Members.

1.7 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Regulations.

1.8 "Company" shall mean Starfish Film, LLC, a Colorado limited liability company.

1.9 "Defaulting Member" shall have the meaning assigned in Section 12.1.

1.10 "Distributable Cash" amount of all cash, demand deposits, and short-term marketable securities of the Company derived from the conduct of Company operations (including the disposition of Company assets, but excluding Capital Contributions), without deduction for depreciation or amortization, but after: deducting cash funds used to pay all debt service on indebtedness of the Company; deducting all Company costs and expenses, investments, and capital improvements, replacements, and betterments; after withholding amounts restricted under lender borrowing agreements or otherwise required to be reserved or set aside under such agreements; and after deducting amounts set aside to create or restore Reserves.

1.11 "Economic Interest" shall mean a Member's or Economic Interest Owner's share of the Company's income and loss and distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or except as provided in the Act, any right to information concerning the business and affairs of Company.

1.12 "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member, which shall at all times be consistent with application local and state regulations.

1.13 "Electronic Transmission" shall mean (i) transmission or delivery of a document by telegram, teletype, electronically transmitted facsimile, electronic mail, or other form of electronic, wire, or wireless communication, consisting of a complete copy of the subject document including a copy of the required signature on the document, or (ii) any other form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient of the communication, and that may be directly reproduced in paper form by such recipient through an automated process. The Electronic Transmission must set forth or be transmitted with written evidence from which it can be determined that the Member transmitted or authorized the Electronic Transmission and the action reflected in it. If sent to a Member by Electronic Transmission, any notice or other communication will be conclusively deemed to have been delivered to such Member as of the date of such Electronic Transmission if sent to the last known contact address of such Member (such as, by way of example, the Member's last known e-mail address) notwithstanding that such Electronic Transmission may have been undeliverable at such address.

1.14 *Intentionally omitted.*

1.15 "Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

1.16 "Major Decisions" shall have the meaning ascribed in Section 5.1.

1.17 "Majority Interest" shall mean one or more Membership Units of Members which taken

together exceed 50% of the aggregate of all Membership Units.

1.18 "Manager" shall mean one or more Managers as more specifically set forth in Section 5.1. The initial Manager is Starfish Management Group, LLC

1.19 "Members" shall mean each Person who (a) is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the Articles or this Agreement or is an assignee who has become a Member in accordance with Article VII, and (b) has not resigned, withdrawn, been expelled or, if other than an individual, dissolved.

1.20 "Membership Units" shall mean units of membership interests in the Company issued to each Member which represents (a) each Member's Capital Contribution and the right to receive its share of the income and loss, distributions, and liquidation proceeds of the Company in accordance with the terms of this Agreement, (b) the Member's voting, consent and other rights, if any, provided in this Agreement and (c) the rights of each Member as a member of a limited liability company under the laws of Colorado to the extent consistent with the terms of this Agreement. Unless otherwise determined by the Manager, Membership Units shall be evidenced by certificates and a notation in this Agreement and by the records of the Company. The number of Membership Units held by each Member are set forth in Exhibit "A" hereto

1.21 "Ordinary Course of Business" means an action taken by a Person will be deemed to have been taken in the ordinary course of business only if that action (i) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person, (ii) does not require authorization by the Manager, members or Manager of the Company and does not require any other separate or special authorization of any nature, and (iii) is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person).

1.22 "Percentage of Units" shall mean, as to each Member, the percentage of the outstanding units in the Company owned by such Member, as fully set forth in Exhibit A, attached hereto.

1.23 "Person" shall mean an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity."

1.24 "Regulations" shall, unless the context clearly indicates otherwise, mean the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code.

1.25 "Regulators" means state or local government agency with authority to regulate any operations of the business.

1.26 "Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that will be maintained in amounts deemed sufficient by the Manager to satisfy the Company's anticipated needs for working capital, for future capital expenditures, and to pay taxes, insurance, debt service, and/or other costs or expenses incident to the ownership or operation of the Company's business. If the Manager so determines, the Company may apply all or a portion of the proceeds from the sale or refinancing of any Company property to create or restore Reserves to be applied for any of the foregoing purposes.

1.27 "Super-Majority Interest" means, unless otherwise defined for a particular purpose in this Agreement the votes of Members holding more than seventy-five (75) percent of the outstanding

Membership Units in the Company.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 Formation. Pursuant to the Act, the Members have formed a Colorado limited liability company under the laws of the State of Colorado by filing the Articles with the Colorado Secretary of State and entering into this Agreement. The rights and liabilities of the Member shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 Name. The name of the Company shall be "Starfish Film LLC". The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable. The Manager shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Manager considers appropriate or advisable.

2.3 Term. The term of this Agreement shall be co-terminus with the period of duration of the Company provided in the Articles, unless extended or sooner terminated as hereinafter provided.

2.4 Office and Agent. The Company shall continuously maintain an office and registered agent in the State of Colorado as required by the Act. The principal office of the Company shall be determined by the Manager. The Company also may have such offices, anywhere within or without the State of Colorado, as the Manager from time to time may determine, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Manager.

2.5 Addresses of the Members and the Manager. The respective addresses of the Members and the Manager are set forth on the signature page attached hereto.

2.6 Purpose of Company. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act.

2.7 No Third-Party Beneficiaries. None of the terms, covenants, obligations, or rights contained in this Agreement are or will be deemed to be for the benefit of any Person other than the Members, the Manager, the Company and any other Person entitled to be indemnified under Section 11.1, and, except as expressly provided for in this Agreement, no third Person (including any creditor of the Company) will under any circumstances have any right to compel any actions or payments by or to the Manager or the Members.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1 Membership Units. The Company is initially organized with one class of Membership Units ("Common Units"). The Common Units shall have no par value and shall be of a single class with identical rights. Common Units may be issued to new or existing Members on such terms and conditions as the Members may determine. Members shall have no preemptive rights to acquire additional Membership Units.

3.2 Initial Capital Contributions. Each Member has contributed or shall contribute such

amounts as are set forth on Exhibit "A" as his or her initial Capital Contribution, which Exhibit "A" shall be supplemented and/or revised to reflect additional contributions contributed in accordance herein.

3.3 Additional Capital Contributions. From time to time as determined by a Super Majority Interest of the Members, the Members shall be required to make additional contributions of cash to the capital of the Company ("Additional Capital Contributions") in accordance with this Section 3.3. The amount of such Additional Capital Contributions so approved is also sometimes referred to in this Agreement as the "Capital Call." In no event will any person who is not a Member have any rights to enforce the obligation of a Member to meet a Capital Call, either as a third-party beneficiary or otherwise.

A. Notice to Members. In the event a Super Majority Interest of the Members determine to make a Capital Call pursuant to this Section 3.3, the Manager will send written notice to each Member informing the Members of the amount of the total Capital Call and the respective proportionate shares thereof to be paid by each of the Members. Such proportionate shares will be equal to the respective Percentage of Units of the Members. Each Member will then be required to meet the Capital Call within 30 days after notification (the thirtieth such day being the "Capital Contribution Due Date").

B. Sole Remedy. As used herein, "Declining Member" shall mean the Member who fails to make Additional Capital Contributions in accordance with 3.3(A). The sole remedy of the Company and the Non-Declining Members in respect of any failure of the Declining Member to fully meet a Capital Call will be dilution of the Declining Member's Percentage of Units as set forth below. Neither the Company nor any Member will be entitled to any other remedy, right, or action, at law or in equity against the Declining Member in respect of such failure, and the Declining Member will not be considered a Defaulting Member. Provided, however, that the Declining Member's failure to fully comply with any process necessary to obtain approval of a change of ownership from a government agency of competent jurisdiction shall constitute a default.

Following any Additional Capital Contribution hereunder with respect to which any Member does not contribute its pro rata share of the Additional Capital Contribution calculated as provided in this Section 3.3, then the Membership Units of all Members shall be adjusted, without further notice or other action of any kind by any party.

3.4 No Interest. Except as otherwise expressly provided in this Agreement, no Member shall be entitled to receive any interest on his or her Capital Contributions.

3.5 Return of Contributions. Except as otherwise provided in this Agreement, no Member nor Economic Interest Owner is entitled to receive the return of any Capital Contribution or draw from the Company, except upon dissolution of the Company.

3.6 Loans by Members to Company. If so determined by the Manager and approved by the Majority Interest of the Members, any Member may loan money to, act as surety for, or transact other business with the Company and, subject to other applicable law, will have the same rights and obligations with respect to such transaction as a person who is not a Member, but no such transaction will be deemed to constitute a Capital Contribution to the Company.

ARTICLE IV
MEMBERS

4.1 Limited Liability. Except as required under the Act or as expressly set forth in this Agreement, the debts, liabilities, commitments, and other obligations of the Company, whether arising in contract, tort, or otherwise, will be solely the debts, obligations, and liabilities of the Company, and no Member will have any personal liability whatsoever in its capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company, or to any other Person, for the debts,

liabilities, commitments, or any other obligations of the Company or for any losses of the Company arising after the execution of this Agreement. Accordingly, a Member will be liable only to make its Capital Contributions to the Company required pursuant to the terms of this Agreement and the other payments expressly provided for in this Agreement.

4.2 Admission of Additional Members. The decision to admit to the Company additional Members must be approved by Members holding a Super Majority Interest. Any additional Members shall obtain Membership Units and will have the same rights and interests in the Company on the same terms as existing Members. Notwithstanding the foregoing, substitute members may only be admitted in accordance with Article VII.

4.3 Termination of Membership Unit. Upon the transfer of a Member's Membership Unit in violation of this Agreement or the occurrence of an event of dissolution as to such Member which does not result in the dissolution of the Company, the Membership Unit of a Member shall be terminated by the Manager or such Membership Unit shall be purchased by the Company or remaining Members as provided herein. Each Member acknowledges and agrees that such termination or purchase of a Membership Unit upon the occurrence of any of the foregoing events is not unreasonable under the circumstances existing as of the date hereof.

4.4 Transactions With The Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager after full disclosure of the Member's involvement, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member. However, such Member expressly waives any right to vote on and participate on matters, in its capacity as a Member or Manager, involving the transaction.

4.5 Remuneration To Members. Except as otherwise authorized in the separate Management Contract with Starfish Management Group, LLC, or pursuant to this Agreement or for services rendered as an employee or consultant to the Company, no Member is entitled to remuneration for acting in the Company business, subject to the entitlement of Manager or Members winding up the affairs of the Company to reasonable compensation pursuant to Section 10.3.

4.6 Members Are Not Agents. Pursuant to Section 5.1 and the Articles, the management of the Company is vested in its Manager, Starfish Management Group, LLC. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind nor execute any instrument on behalf of the Company.

4.7 Voting Rights. Except as expressly provided in this Agreement or the Articles, Members shall have no voting, approval or consent rights. Members shall have the right to approve or disapprove matters as specifically stated in this Agreement, including the following:

(a) Matters requiring a Majority Interest:

(i) Section 2.6 (B) on a change in the purpose of the Company;

(ii) Section 5.2 on election and removal of a Manager (unless a specific Member has sole authority to appoint the subject Manager pursuant to Section 5.2(A));

(b) Matters requiring a Super-Majority Interest:

(i) Section 3.3 on Capital Calls;

(ii) Section 5.3(B) on other limitations on the Manager's authority; and

(iii) Section 10.1 on dissolving the Company.

4.8 Annual Meetings. At a minimum, Company is required to hold one annual meeting. Such meetings shall be noticed, held and conducted pursuant to the Act and as further described below. Any action required or permitted to be taken by the Members may be taken by the written consent of Members having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all Members entitled to vote on that action at a meeting were present and voted.

4.9 Special Meetings. Notwithstanding Section 4.8 above, special meetings of the Members of the Company, for any purpose or purposes, may be called at any time by (i) the Manager or (ii) Members entitled to vote at the meeting and owning not less than 5% of the Membership Units. The special meeting will be held at the Company's principal place of business, or, if the notice of such meeting is signed by a Majority Interest of the Members, at such other location in the State of Colorado, designated in such notice. Members and Manager may attend such special meeting via telephone or videoconference. For purposes of this Section only, Members owning less than the required 5% of the Membership Units may not aggregate their respective Membership Units to reach this threshold amount of 5%.

4.10 Notice of Special Meeting. Written or printed notice stating the place, day, and hour of a special meeting, and the purpose or purposes for which the meeting is called, will be delivered either personally, by mail, or by Electronic Transmission to each Member entitled to vote at such meeting not less than 7 days before the date of the meeting, by or at the direction of the Manager or the Member(s) calling the meeting.

4.11 Waiver of Notice. Any Member, either before, at, or after any Members' meeting, in writing, signed by the Member or his or her agent entitled to such notice, may waive notice of the meeting, and the waiver will be deemed the equivalent of giving notice.

4.12 Quorum and Action.

A. Quorum. The presence, in person or by proxy, of Members entitled to vote and owning individually or in the aggregate a Majority Interest of all the Membership Units will constitute a quorum at meetings of the Members.

B. Action. If a quorum is present at any meeting of the Members, the affirmative vote of the Members entitled to vote on the subject matter and representing a Majority Interest of all the Membership Units will be the act of the Members, unless some greater percentage is required to approve the specific action as set forth elsewhere in this Agreement.

4.13 Proxies.

A. Generally.

(i) At all meetings of Members, a Member entitled to vote may vote in person or by proxy executed in writing by the Member or by his or her fully authorized attorney-in-fact.

(ii) An appointment of a proxy is revocable by the Member unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. In any event, no proxy will be valid after 11 months from the date of its execution unless otherwise provided in the proxy.

(iii) A Member may appoint a proxy by transmitting or authorizing the transmission of the appointment by Electronic Transmission to the proxy or to the Company.

(iv) Any complete copy, including a copy delivered by Electronic Transmission, of an appointment of a proxy may be substituted for or used in lieu of the original appointment for any purpose for which the original appointment could be used.

(v) For the avoidance of doubt, no proxy may be given to any Person that is not a Member of the Company

4.14 No Proxy to Transferee. Notwithstanding the foregoing, no Member will be entitled to constitute as his or her or its designated power-of-attorney, for the purpose of exercising any voting rights of such Member hereunder or under the Act, any Person that has acquired an Economic Interest in the Company but has not become a substitute Member in accordance with Article VII. Neither the Company or any Member will be bound or obligated to honor or recognize any vote or action taken by any such transferee pursuant to any such power-of-attorney.

4.15 Action by Members without Meeting.

A. Unanimous Written Consent. Any action required to be taken at a meeting of the Members, or any other action that may be taken at a meeting of the Members, may be taken without a meeting if action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote and delivered to the Company for inclusion in the minutes or for filing with the Company's records ("Unanimous Written Consent").

B. In General. The following rules will apply to all actions taken without a meeting under Section 4.15(A):

(i) Record Date. The record date for determining Members entitled to take action without a meeting is the date the first Member signs the consent described above.

(ii) Effective Date. Action taken under this Section 4.15 is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date.

(iii) Execution. Such consent may be executed in any number of counterparts, each of which will be considered but one and the same instrument. It will not be necessary that any one counterpart be executed by every Member, so long as each Member will have executed at least one counterpart. Any such consent may be received by the Company by Electronic Transmission.

(iv) Effect. Written consent of the Members obtained given pursuant to this Section 4.15 will have the same force and effect as the approving vote of such Members at a meeting called for such purpose, and may be described as such in any document.

4.16 Telephonic Meetings. Members may participate in any regular or special meeting of the Members by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation will constitute presence in person at the meeting.

4.17 Certificate of Membership Unit. All Membership Units shall be held in uncertificated book entry in the Company's books and records. A Membership Unit may be represented by a certificate of membership in the sole and absolute discretion of the Manager. The exact contents of a certificate of membership may be determined by action of the Manager but shall be issued substantially in conformity with the following requirements. The certificates of membership shall be respectively numbered serially,

as they are issued, and shall be signed by the Manager or officers of the Company. Each certificate of membership shall state the name of the Company, the name of the Person to whom issued, the date of issue, and the Membership Units represented thereby. Each certificate of membership shall be otherwise in such form as may be determined by the Manager.

ARTICLE V
MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of Company by Manager. The operations and affairs of the Company shall be administered by the Manager. Except as otherwise set forth in this Agreement, the Manager shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company, and all such authority, rights and powers shall be exercised by or under the direction of the Manager. The Manager may delegate the management of the day-to- day operation of the business of the Company to one or more officers and employees of the Company or other third parties, provided that the business and affairs of the Company will be managed and all Company powers will be exercised under the ultimate direction of the Manager. Except as otherwise provided in this Agreement, all agreements, contracts and any and all other documents and instruments affecting or relating to the ordinary course of business of the Company shall be executed on behalf of the Company by the Manager or officers designated by the Manager. Major Decisions shall be exercised only by the Manager. The Manager may delegate, limit, or expand major decision power and the power to enter into agreements, contracts, and any and all documents and instruments affecting or relating to the ordinary course of business. Major Decisions include, but are not limited to: Any contract which lacks the express execution of all Manager;

(a) Entry into or termination of a contract or obligation in excess of $100,000 the aggregate or a term in excess of 6 months;

(b) The power to borrow money in the normal course of Company business, $5,000 outside of the ordinary course of business of the company, on the general credit of the Company, or to create, assume, or incur any indebtedness to any person or entity, which may include, but is not limited to, promissory notes, lines of credit, credit cards, credit accounts, or other forms of borrowing and indebtedness;

(c) The power to make loans, to guarantee obligations of any person or entity, or to make any other pledge or extension of credit, in excess of $1 for third parties, $3,000 for employees (advances) and in excess of $10,000 to members (advance against distribution);

(d) The power to purchase, lease, or otherwise acquire any real property or equipment except in the ordinary course of business of the Company;

(e) The power to sell, encumber, mortgage or refinance any loan or mortgage on any of the Company property;

(f) The power to confess any judgment against the Company, or to create, assume, incur or consent to any charge (including any deed of trust, pledge, encumbrance or security interest of any kind) upon any property or assets of the Company; and

(g) Those actions set forth in Section 5.3(C).

5.2 Manager.

A. Number, Tenure, Election and Qualifications. As of the date hereof of this Agreement, the Company has authorized and entered into a Management Contract with Starfish

Management Group, LLC to serve as the sole Manager of the Company. The Management Contract with Starfish Management Group, LLC sets out the terms, conditions and compensation that Starfish Management Group, LLC shall receive for providing management services to the Company.

B. Resignation. Manager may resign at any time by giving written notice to the Company. The resignation of Manager will take effect upon receipt of notice thereof or at such later time as will be specified in such notice; unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective. Upon resignation, Manager shall return all Company property in Manager's possession to the Company. The resignation of a Manager who is also a Member shall not affect such Manager's rights as a Member and shall not constitute a withdrawal of a Member.

C. Removal. Unless prohibited by law or the Act, and to the greatest extent allowed thereunder, Manager may be removed at any time, with or without cause, by the affirmative vote of disinterested Members holding a Majority Interest of the Company at a meeting called expressly for that purpose, or by the written consent of the disinterested Members holding a Majority Interest of the Company. Any removal shall be without prejudice to the rights, if any, of the Manager to its compensation as provided in the separate Management Contract referenced herein (which shall survive any such removal) and, if the Manager is also a Member, shall not affect the Manager's rights as a Member or constitute a withdrawal of a Member.

5.3 Powers of Manager.

A. Powers of Manager. Without limiting the generality of Section 5.1, but subject to Section 5.2(B) and to the express limitations set forth elsewhere in this Agreement, Manager shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company.

B. Operational Accounts. The Manager shall authorize the establishment and maintenance of one or more bank accounts for the funds of the Company and shall designate persons authorized to draw against those accounts on behalf of the Company. The bank account(s) shall be established for the purposes of paying day-to-day operating expenses, including but not limited to paying for equipment, maintenance, security, taxes, employees (as applicable), and fees.

(i) Limitations on Power of Manager. Manager shall not have authority hereunder to cause the Company to engage in the following transactions without first obtaining the affirmative vote or written consent of Super-Majority Interest of Members, which may be by electronic communication if permissible:

(ii) The sale, exchange or other disposition of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a 12-month period, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution.

(iii) The merger of the Company with any other limited liability company or limited partnership.

(iv) The merger of the Company with a corporation or a general partnership or other Person.

(v) The dissolution or winding up of the Company.

(vi) An alteration of the primary purpose of the Company as set forth in

Section 2.6.

(vii) Any act which would make it impossible to carry on the ordinary business of the Company.

(viii) The confession of a judgment against the Company.

(ix) Any other transaction described in this Agreement as requiring the vote, consent, or approval of the Members.

5.4 Members Have No Managerial Authority. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act. Unless expressly and duly authorized in writing to do so by the Business Matters Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

5.5 Liability of Manager; Performance of Duties.

A. Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, gross negligence, reckless or intentional misconduct, or a knowing violation of law by Manager. Manager shall perform their managerial duties in good faith, in a manner they reasonably believe to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

B. Performance of Duties.

(i) Standard of Care. The Manager, in carrying out the provisions of this Agreement (including Articles V and XII), will owe a duty of care to the Company and to the other Members that is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

(ii) Devotion of Time. Manager will devote that part of his or her time, attention, and energies to Company affairs as is reasonably necessary in the Manager's discretion for the conduct of such affairs; provided, however, that it is expressly understood and agreed that the Manager will not be required to devote his or her entire time, attention, or energies to the business of the Company.

(iii) Reliance on Experts. In performing his or her duties, Manager will be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by Persons and groups listed in paragraphs 1 and 2 below; but Manager will not be considered to be acting in good faith if the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted. Those Persons and groups on whose information, opinions, reports, and statements a Manager is entitled to rely are:

1. One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented; and

2. Legal counsel, public accountants, or other Persons as to matters which the Manager reasonably believes to be within such Persons' professional or expert competence.

5.6 Transactions Between the Company and the Manager. Notwithstanding that it may constitute a conflict of interest, the Manager may, and may cause their Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company.

5.7 Payments to Manager. Except as specified in this Agreement, no Manager or Affiliate of a Manager is entitled to remuneration for services rendered or goods provided to the Company. The Manager and their Affiliates shall receive the following payments:

A. Services Performed by Manager or Affiliates/Waiver of Conflict of Interest. The Company shall pay the Manager pursuant to the separate Management Contract between Company and Starfish Management Group, LLC.

B. Expenses. The Company shall reimburse Manager for the actual cost of goods and materials used for or by the Company. The Company shall also pay or reimburse Manager or their Affiliates for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company and prepare the Articles and this Agreement.

C. Service as Officer. Notwithstanding the foregoing, nothing herein shall prevent a Manager from being compensated for services as an officer of the Company.

5.8 Officers.

A. Appointment of Officers. The Manager may appoint officers at any time. The officers of Company, if deemed necessary by the Manager, may include a chairperson, chief executive officer, president, vice president, secretary, chief financial officer and/or controller. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of Colorado or citizen of the United States. The Manager may serve as officers of Company. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Manager. The officers may be compensated as determined from time to time by the Manager.

B. Acts of Officers as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the chairperson of the Manager, the chief executive officer, the president or any vice president and any secretary, any assistant secretary, the chief financial officer, or any assistant treasurer of the Company, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other Person that the signing officers had no authority to execute the same.

C. Secretary; Meeting Records. The Manager may appoint a Secretary at any time and from time to time for a single meeting or specific term who shall record the minutes of all meetings of the Manager or Company, maintain records of committee meetings, provide for the safe keeping of all official contracts and records of the organization and publish notices of scheduled meetings as required. The Manager may also elect to record meetings of the Manager or Company and keep such recordings as evidence of any meeting of the Manager or Company. Any non-member invited to act as Secretary shall be instructed that they may be provided confidential information and required to sign a confidentiality agreement or non-disclosure agreement, as necessary.

ARTICLE VI
DISTRIBUTIONS

6.1 Distribution of Assets by the Company. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to distribute Distributable Cash to the Financiers, pursuant to the separate Film Financing Agreement and Members, which distributions shall be in proportion to their interests in the Film Financing Agreement and Members Membership Units. All such distributions shall be made only to the Persons who, according to the books and records of the Company, are the holders of records of the Economic Interests set forth in the separate Film Financing Agreement, and this Agreement, in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Manager shall incur any liability for making distributions in accordance with this Section 6.1.

6.2 Tax Distributions.

A. Making a Tax Distribution. The Manager may, in its sole discretion, cause the Company to, within ninety (90) days following the end of each Fiscal Year (or at such earlier times and in such amounts as determined in good faith by the Manager to be appropriate to enable the Members to pay estimated income tax liabilities), make a distribution (a "Tax Distribution") to each of the Members in an amount intended to enable each Member to pay in full its United States federal, state and local income taxes owed on its proportionate share of Company income for such Fiscal Year.

B. Contemporaneous and Proportional. No Tax Distribution shall be made to any Member unless the Company makes a Tax Distribution to all the Members, and any Tax Distributions shall be made in proportion to Membership Units.

C. Amount of Tax Distribution. In determining the amount of any Tax Distribution, it shall be assumed that (i) the items of income, gain, loss, and deduction in respect of the Company were the only such items entering into the computation of tax liability of the Members for the Fiscal Year in respect of which the Tax Distribution was made and (ii) the Members were subject to income tax at an effective rate as determined by the Manager from time to time.

D. Limitations on Tax Distributions. Notwithstanding anything to the contrary in this Section 6.2, the amount to be distributed to a Member as a Tax Distribution in respect of any Fiscal Year shall be reduced dollar-for-dollar by any distributions made to such Member under Section 6.1 during such Fiscal Year.

6.3 Allocations in Respect of a Transferred Interest. If any Membership Unit is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any Fiscal Year of the Company, each Member agrees to consent, upon the request of the transferor and to the extent allowed by the Code and the Regulations governing allocations for S corporations, to determine the transferor's share of any item for federal tax purposes as if the taxable year of the Company had ended on the day of such transfer.

6.4 Form of Distribution. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members. Except upon a dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.5 Restriction on Distributions.

6.5.1 No distribution shall be made if, after giving effect to the distribution:

6.5.1.1 The Company would not be able to pay its debts as they become due in the usual course of business.

6.5.1.2 The Company's total assets would be less than the sum of its total liabilities.

6.5.1.3 The Manager may base a determination that a distribution is not prohibited on any of the following:

6.5.1.4 Financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances.

6.5.1.5 A fair valuation.

6.5.1.6 Any other method that is reasonable in the circumstances.

6.6 Except as provided in the Act, the effect of a distribution is measured as of the date the distribution is authorized.

6.7 A Member or Manager who votes for a distribution in violation of this Agreement or the Act is personally liable to the Company for the amount of the distribution that exceeds what could have been distributed without violating this Agreement or the Act if it is established that the Member or Manager did not act in compliance with Section 6.5(B). Any Member or Manager who is so liable shall be entitled to compel contribution from (i) each other Member or Manager who also is so liable and (ii) each Member for the amount the Member received with knowledge of facts indicating that the distribution was made in violation of this Agreement or the Act.

6.8 Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member or Economic Interest Owner shall be obligated to return any distribution to the Company or pay the amount of any distribution to any creditor of the Company.

ARTICLE VII
TRANSFER AND ASSIGNMENT OF INTERESTS

7.1 Transfer and Assignment of Interests. No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of his or her Membership Units except with the prior written consent of the Manager, which consent may be withheld in the sole discretion of the Manager. Transfers in violation of this Article VII shall only be effective to the extent set forth in Section 7.8. After the consummation of any transfer of any part of a Membership Unit under this Article, the Membership Unit so transferred shall continue to be subject to the terms and provisions of this Agreement and any further transfers shall be required to comply with all the terms and provisions of this Agreement. A person who receives a transferred Membership Unit must execute and deliver to the Company a joinder agreement by which the new Member agrees to be bound by this Operating Agreement, as the same may be amended from time to time. On amendment of the Members schedule by the Manager and the satisfaction of any other applicable conditions, such person shall be admitted as a Member and deemed listed as such on the books and records of the Company.

7.2 Further Restrictions on Transfer of Interests. The following provisions will govern any purported transfer of Membership Units:

A. Any Member proposing to make any such transfer of such Membership Units, or

any part of a Member's Interest, will give all the other Members at least 30 days' prior written notice specifying the terms and conditions of the proposed transfer and the identity of the proposed transferee(s).

B. No Membership Units may be assigned or transferred, except by operation of law, to any individual who is a under the age of twenty-one (21) or legally incompetent, or to any Person not qualified to purchase Interests or not otherwise lawfully empowered to own such Interest and approved as an owner by state and local authorities of competent jurisdiction.

C. The transferring Member will deliver to the Company a written opinion, in form and substance and of legal counsel, reasonably satisfactory to the Manages of the non-transferring Members, to the effect that any such contemplated transfer will not:

(i) cause the recapture of any Federal tax credit for any Member other than the transferring Member;

(ii) adversely impact the tax treatment of the Company for Federal income tax purposes; or

(iii) violate the Securities Act of 1933 or any related state securities law with respect to such transfer.

D. This requirement for a legal opinion may be waived by the Manager.

E. Membership Units shall be transferable only by written instrument reasonably satisfactory in form to the Manager, accompanied by such assurance of the genuineness and effectiveness of each signature and evidence of any necessary governmental or other approvals as may be reasonably required by such Manager. The transferor and transferee will also deliver an instrument acceptable to Manager, indemnifying the other Members and the Company against loss or liability arising out of such transfer.

F. Manager may impose such conditions of transfer, the performance of such acts, and the rendering of such covenants or undertakings by the transferor and the transferee of the subject Membership Units, as legal counsel for the Company may reasonably determine to be necessary to avoid the violation of any federal and state securities laws with respect to any such transfer, to evidence the transferee's agreement to be bound by all terms and provisions hereof (including the obligations of the transferring Member to contribute capital under the terms of this Agreement),to address any income tax issues that may be implicated by the proposed transfer, and to ensure that such transfer is in compliance with local and state regulations as it pertains to the Company's business.

7.3 Substitution of Members. A transferee of the Membership Unit shall have the right to become a substitute Member only if (i) the requirements of Sections 7.1 and 7.2 relating to the consent of the Manager, and securities and tax requirements hereof are met, (ii) such Person executes an instrument satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement and (iii) such Person pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not result in the release of the Member who assigned the Membership Unit from any liability that such Member may have to the Company.

7.4 Conversion of Membership Units to Economic Interest. If a third Person becomes a transferee of Membership Units under this Agreement, after notice to the Company, but does not become a substitute Member in accordance with Section 7.3, the Interest so transferred will be converted to and will be deemed to be only an Economic Interest in the Company, until such time, if any, as the transferee becomes a substitute Member in the Company. Provided, however, that the holder of an Economic Interest may only receive distributions to the extent permitted by local and state regulations. Any such transfer

described herein is subject to all state and local regulations and the notice requirements therein. Any fees incurred by the Company as a result of transfer shall be borne solely by the transferee.

7.5 Effective Date of Permitted Transfers. Any permitted transfer of all or any portion of a Membership Unit shall be effective as of the date upon which the requirements of Sections 7.1, 7.2 and 7.3 have been met. Any transferee of a Membership Unit ("Permitted Transferee") shall take subject to the restrictions on transfer imposed by this Agreement.

7.6 Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by his or her legal representative or successor.

7.7 No Effect to Transfers in Violation of Agreement. Upon any transfer of a Membership Unit in violation of this Article VII, the transferee shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to become an Economic Interest Owner and thereafter shall only receive the share of the Company's income and loss and distributions of the Company's assets to which the transferor of such Economic Interest would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the Manager, a transfer in violation of this Article VII would cause the termination of the Company's S Election, in the sole discretion of the Manager, the transfer shall be null and void and the purported transferee shall not become either a Member or an Economic Interest Owner.

Upon and contemporaneously with any transfer, assignment, conveyance, or sale (whether arising out of an attempted charge upon that Member's Economic Interest by judicial process, a foreclosure by a creditor of the Member or otherwise) of a Member's Economic Interest which does not at the same time transfer the balance of the rights associated with the Membership Unit transferred by the Member (including, without limitation, the rights of the Member to vote or participate in the management of the business, property and affairs of the Company), the Company shall purchase from the Member, and the Member shall sell to Company for a purchase price of $1.00, all remaining rights and interests retained by the Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. Such purchase and sale shall not, however, result in the release of the Member from any liability to the Company as a Member.

Each Member acknowledges and agrees that the right of the Company to purchase such remaining rights and interest from a Member who transfers a Membership Unit in violation of this Article VII is not unreasonable under the circumstances existing as of the date hereof.

7.8 Right of First Offer.

A. If a Member (a "Transferor") desires to sell, assign or otherwise convey (collectively, a "Transfer") all or any portion of, or any interest or rights in the Transferor's Economic Interest (the "Transferor Interest"), the Transferor shall notify the Company of that desire (the "Transfer Notice"). The Transfer Notice shall describe the purchase price and terms and conditions of the proposed Transfer. The Company, or its nominee(s), shall have the option (the "Purchase Option") to purchase all of the Transferor Interest for the price set forth in the Transfer Notice (the "Purchase Price") and upon such other terms and conditions set forth in the Transfer Notice. A Member who is an individual that dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or properties shall also be considered a Transferor, and the legal representative of such Transferor shall be obligated to

sell, assign, or convey such Transferor's Membership Unit in the Company pursuant to the same terms and conditions as set forth in this Section 7.9.

B. The Purchase Option shall be and remain irrevocable for a period (the "Transfer Period") ending at 11:59 P.M. local time at the Company's principal office on the 30th day following the day the Transfer Notice is given to the Company.

C. At any time during the Transfer Period, the Company and/or its nominee (the "Purchaser(s)") may elect to exercise the Purchase Option by giving written notice of its election to the Transferor. The Transferor shall not be deemed a Member for the purpose of voting on whether the Company shall elect to exercise the Purchase Option.

D. The Purchaser's notice of its election to purchase the Transfer Interest shall fix a closing date (the "Transfer Closing Date") for the purchase, which shall not be earlier than five days after the date of the notice of election nor more than thirty days after the expiration of the Transfer Period.

E. The Purchase Price shall be paid in cash, check, or other form of payment as agreed to by the Purchaser and Transferor on the Transfer Closing Date.

F. If the Company's Purchase Option is not exercised, the Transferor or its legal representative shall be permitted to offer and sell the Transferor Interest to any other Person for a period of six months (the "Free Transfer Period") after the expiration of the Transfer Period. If the Transferor does not effectuate the Transfer the Transferor Interest within the Free Transfer Period, the Transferor's right to Transfer the Transferor Interest pursuant to this Section shall cease and terminate.

G. Any Transfer of the Transferor Interest made after the last day of the Free Transfer Period or without strict compliance with the terms, provisions, and conditions of this Section and all other terms, provisions, and conditions of this Agreement, shall be null and void and of no force or effect.

H. If a Member or group of Members (collectively, the "Transfer Group") propose to transfer any Membership Units, directly or indirectly, in a single transaction or series of related transactions, to any person (the "Offeror") where, as a result of such transfer(s) more than 50% of the outstanding Membership Units would be owned by the Offeror, then all Members who have not tendered their Membership Units to the Offeror (the "Minority Members") shall be required, at the option of the Transfer Group or the Offeror and subject to the approval of a Majority Interest of Members, to transfer their Membership Units to the Offeror at the same price and on the same terms and conditions as offered to the Transfer Group. The Transfer Group and/or the Offeror shall only be permitted to invoke the drag-along right set forth in this paragraph if the Company and the Minority Members have declined to exercise the right of first offer set forth in Section 7.9(A).

I. The terms of any such contemplated sale or transfer must provide for a forfeitable earnest money deposit paid by the proposed purchaser or transferor in an amount equal to 10% of the purchase price of the Offered Interest. An escrow agent selected by Majority Interest of the Members will hold the earnest money deposit. If the proposed purchaser does not timely close pursuant to the exact terms of the purchase agreement (for any reason other than the exercise of the right of first refusal described in Section 7.9(A) or the failure of a contingency expressly stated in the contract), the proposed purchaser or transferor as the case may be will forfeit the entire earnest money deposit and the escrow agent will immediately release the earnest money deposit to the Company.

ARTICLE VIII
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1 Books and Records. The books and records of the Company, including records required by local and state licensing agencies, shall be kept, and the financial position and the results of its operations recorded, in accordance with accrual basis accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office in Colorado all of the following:

A. A current list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the Capital Contributions and Membership Unit of each Member and Economic Interest Owner;

B. A current list of the full name and business of the Manager;

C. A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

D. Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the five most recent taxable years;

E. A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

F. Copies of the financial statements of the Company, if any, for the five most recent Fiscal Years; and

G. The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

8.2 Delivery to Members and Inspection.

A. Upon the request of any Member or Economic Interest Owner for purposes reasonably related to the interest of that Person as a Member or Economic Interest Owner, the Manager shall promptly deliver to the requesting Member or Economic Interest Owner, at the expense of the Company, a copy of the information required to be maintained by Sections 8.1(A), (B) and (D), and a copy of this Agreement.

B. Each Member, Manager and Economic Interest Owner has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member, Manager or Economic Interest Owner, to:

(i) inspect and copy during normal business hours any of the Company records described in Sections 8.1(A) through (G); and

C. Obtain from the Manager, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year. Any request, inspection or copying by a Member or Economic Interest Owner under this Section 8.2 may be made by that Person or that Person's agent or attorney.

D. The Manager shall promptly furnish to a Member a copy of any amendment to the Articles or this Agreement executed by the Manager pursuant to a power of attorney from the Member.

8.3 Annual Statements.

A. The Manager shall cause an annual report to be sent to each of the Members not later than 120 days after the close of the Fiscal Year. The Report shall contain a balance sheet as of the end of the Fiscal Year and an income statement and statement of changes in financial position for the Fiscal Year. Such financial statements shall be accompanied by the report thereon, if any, of the independent accountants engaged by the Company or, if there is no report, the certificate of the Manager that the financial statements were prepared without audit from the books and records of the Company.

B. The Manager shall cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' and Economic Interest Owners' federal and state income tax returns. The Manager shall send or cause to be sent to each Member or Economic Interest Owner within 90 days after the end of each taxable year such information as is necessary to complete federal and state income tax or information returns.

8.4 Financial and Other Information. The Manager shall provide such financial and other information relating to the Company or any other Person in which the Company owns, directly or indirectly, an equity interest, as a Member may reasonably request. The Manager shall distribute to the Members, promptly after the preparation or receipt thereof by the Manager, any financial or other information relating to any Person in which the Company owns, directly or indirectly, an equity interest, including any filings by such Person under the Securities Exchange Act of 1934, as amended, that is received by the Company with respect to any equity interest of the Company in such Person.

8.5 Filings. The Manager, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If the Manager is required by the Act to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute and file that document with the Colorado Secretary of State.

8.6 Bank Accounts. To the extent practicable under the circumstances, all funds of the Company will be deposited in a commercial bank account or accounts at such banks or other financial institutions, insured by the Federal Deposit Insurance Corporation, as determined by the Manager. Such account or accounts will be in the name of the Company. All withdrawals therefrom will be made on checks, or other legal tender, signed by a Manager or, if the Manager is not a natural person, by an authorized representative of the Manager. The funds of the Company may not be commingled with the funds of any other Person.

8.7 Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the accountants for the Company as to whether such decisions are in accordance with cash basis accounting methods followed for federal income tax purposes.

8.8 Tax Matters for the Company Handled by the Manager. The Manager shall from time to time cause the Company to make such tax elections as it deems to be in the best interests of the Company and the Members. The Manager shall represent the Company (at the Company's expense) in connection

with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

ARTICLE IX
ALLOCATIONS AND CERTAIN TAX MATTERS

9.1 Allocation of Company Profit. A capital account will be maintained for each Member in accordance with the rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv). At the discretion of the Manager, the capital account may, in the circumstances described in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), be adjusted in accordance with such provision of the Treasury Regulations, *provided*, that, following such a revaluation, the capital accounts shall be adjusted in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g). Subject to Section 8(b), all Profits and Loses (and if necessary, individual items of gross income, gain, loss and deduction) will be allocated (for capital accounting purposes) so as to cause the sum of (i) each Member's capital account, (ii) the amount (if any) that each Member is unconditionally obligated to contribute to the Company, (iii) each Member's share of "partnership minimum gain" (as defined in Treasury Regulation Section 1.704-2(b)(2)), and (iv) each Member's "partner nonrecourse debt minimum gain" (as determined in accordance with Treasury Regulation Section 1.704-2(i)(3)), to be equal to the amount that would be distributed to such Member under this Agreement if the Company were to (A) liquidate the assets of the Company for an amount equal to the book value of such property as determined for capital account purposes as of the end of such fiscal period and (B) distribute the proceeds in accordance with Section 9(b) hereof after payment of all actual Company indebtedness and any other liabilities related to the Company's assets (limited in the case of nonrecourse liabilities to the then book value of the collateral securing or otherwise available to satisfy such liabilities and taking into account the second-to last sentence of Section 9(a)), based upon the assumption that each Class Unit is vested.

9.2 Regulatory Allocations. Notwithstanding the provisions of subsection (9.1) of this Section:

(i) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required to be taken into account in determining capital accounts, the amount of such adjustment shall be treated, as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), as an item of Profit (if the adjustment increases the basis of the asset) or Loss (if the adjustment decreases the basis of the asset) and such Profit or Loss shall be specially allocated to the Members in a manner consistent with the manner in which capital accounts are required to be adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m). "Profits" and "Losses" for each taxable year or other period shall mean the profit or loss of the Company as determined under the capital accounting rules of Treasury Regulation Section 1.704-1(b)(2)(iv) for purposes of adjusting the capital accounts of the Members, including, without limitation, the provisions of paragraphs (b), (f) and (g) of those regulations relating to the computation of items of income, gain, deduction and loss, with appropriate adjustments as determined by the Manager and the Company's accountants.

(ii) Notwithstanding anything to the contrary in this Section, if there is a net decrease in "partnership minimum gain" (determined in accordance with Treasury Regulation Section 1.704-2(d)(1)) during any taxable year, each Member shall be specially allocated Profits for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member's share of the net decrease in "partnership minimum gain", determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement set forth in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the "partnership minimum gain", if the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Manager

may in the Manager's discretion seek to have the Internal Revenue Service waive the minimum chargeback requirement in accordance with Treasury Regulation Section 1.704-2(f)(4).

(iii) Notwithstanding the general allocations set forth in subsection (9.1) of this Section, the Losses (or items thereof) allocated pursuant to subsection (9.1) of this Section shall not exceed the maximum amount of Losses that can be so allocated without causing or increasing a capital account deficit in any Member's capital account at the end of any taxable year (after such capital account has been reduced by the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(*d*)(*4*),(*5*) and (*6*)) in excess of any limited dollar amount of such capital account deficit that such Member is obligated to restore (or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and (i)(5)). If an allocation of Losses pursuant to subsection (a) of this Section would cause some but not all of the Members to have a capital account deficit or an increase in a capital account deficit, the limitation set forth in this paragraph shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Loss to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d). To the extent of the cumulative amount of Losses allocated to all Members while this subsection (9.2) is in effect, any Members receiving such Losses shall be allocated the next available Profits, if any, up to the cumulative amount of Losses allocated to them pursuant to this subsection (9.2).

(iv) In the event any Member receives any adjustment, allocation or distribution that creates or increases a capital account deficit for such Member, as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), items of the Company income and gain (consisting of a *pro rata* portion of each item of partnership income, including gross income and gain for such taxable year and if necessary for subsequent years) shall be specially allocated to such Member in an amount and manner sufficient to eliminate the capital account deficit or increase in capital account deficit (in excess of any limited dollar amount of such capital account deficit created by such adjustments, allocations or distributions that such Member is obligated to restore or deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and (i)(5)) as soon as practicable following such adjustment, allocation or distribution. This paragraph is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(v) The allocations set forth in paragraphs (i), (ii), (iii) and (iv) of this Section (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulation under Section 704 of the Code. Notwithstanding any other provisions of this Section, the Regulatory Allocations shall be considered in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

9.3 <u>Curative Allocations</u>. If the Manager determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, deduction or credit is not specified in this Section (an "**unallocated items**"), or that the allocation of any item of Company income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "**misallocated items**"), then the Manager may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; *provided*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company. Without limiting the generality of the foregoing, where it becomes apparent to the Manager that, after making all other allocations required to be made pursuant to this Agreement in respect of any taxable year of the Company (including the year of the Company's liquidation), any Member or transferee will have been allocated more cumulative Profits (net of all previously allocated Losses), over the life of the Company to date than such Member or transferee has received or is entitled to receive in

cumulative distributions in excess of such Member's or transferee's Capital Contributions to the Company (such excess, "**excess allocated profit**"), then the Manager shall be permitted to allocate such items of Company income, gain, loss, deduction or credit among all the Members and transferees in such manner as it reasonably deems appropriate in respect of such taxable year and if necessary any succeeding taxable years in order to eliminate such excess allocated profit, regardless of the allocations otherwise provided for in subsection (9.1) of this Section.

9.4 Tax Allocations. Except as otherwise provided in this paragraph or as otherwise required by the Code and the rules and Treasury Regulations promulgated thereunder, each item of Company income, gain, loss, or deduction for income tax purposes shall be allocated among the Members in the same proportion as the allocation of the corresponding item of income, gain, loss, or deduction as determined for capital account purposes. Income, gain, loss and deduction with respect to any asset contributed to the capital of the Company (or treated as so contributed for federal income tax purposes) or that is otherwise reflected in the capital accounts at a book value different from its adjusted tax basis shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its book value as determined for capital account purposes utilizing any approved method described in the Treasury Regulations promulgated under Section 704(c) of the Internal Revenue Code and chosen by the Manager, in its sole discretion.

9.5 Income Tax Consequences. Each Member is aware of the income tax consequences of the allocations made by this Section and hereby agrees to be bound by the provisions of this Section in reporting such Member's shares of Company Profit and Loss for income tax purposes. Except as otherwise required by the Code and the rules and Treasury Regulation promulgated thereunder, each Member's distributive share of Company income, gain, loss, deduction, or credit for income tax purposes shall be the same as is entered in such Member's capital account pursuant to this Agreement.

9.6 Tax Representative.

(i) For purposes of this Section, unless otherwise specified, all references to provisions of the Internal Revenue Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015 as such provisions may subsequently be modified. This Subsection (9.6) shall apply only in the event that the Company is a multi-member entity that is classified as a Partnership for income tax purposes.

(ii) The Manager shall designate, in the manner prescribed by the Internal Revenue Service, a Member, Manager, or any other person with a substantial presence in the United States to serve as the "partnership representative" within the meaning of Internal Revenue Code Section 6223 and if required under applicable law, a "designated individual" within the meaning of the Treasury Regulations through which the partnership representative shall act (the partnership representative together with the designated individual, if applicable, the "**Tax Representative**") with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Internal Revenue Code and any comparable provisions of state or local income tax laws. The Tax Representative shall be reimbursed by the Company for all expenses incurred in connection with all examinations of the Company's affairs by tax authorities and is authorized to expend Company funds for professional services and costs associated therewith.

(iii) The Members agree to make the election provided in Internal Revenue Code Section 6221(b)(1) for each taxable year of the Company for which the Company is eligible to make such election. The Manager is authorized to make the disclosure required under Internal Revenue Code Section 6221(b)(1)(D)(ii) and the Members hereby agree to provide their names and taxpayer identification numbers to the Manager for this purpose. In the case of any Member that is taxable as an "S Corporation" (as defined in Internal Revenue Code Section 1361(a)(1)), such Member also agrees to provide the Manager with the name and taxpayer identification number of each person with respect to whom such member is required to furnish a statement under Code Section 6037(b) for the taxable year of

such Member ending with or within the Company's taxable year for which the election out under Internal Revenue Code Section 6221(b)(1) is made.

(iv) If any "partnership adjustment" (as defined in Internal Revenue Code Section 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Manager in writing within 10 business days after the receipt of such notice, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Internal Revenue Code Section 6225, or make the election under Internal Revenue Code Section 6226.

(v) If any "partnership adjustment" (as defined in Internal Revenue Code Section 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Internal Revenue Code Section 6226, then (i) the Members shall take such actions requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Internal Revenue Code Section 6225(c)(2); (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under Internal Revenue Code Section 6225(c)(3), (4) and (5); and (iii) any "imputed underpayment" (as determined in accordance with Internal Revenue Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(vi) If any subsidiary of the Company (i) pays any partnership adjustment under Internal Revenue Code Section 6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Internal Revenue Code Section 6226, the Tax Representative shall cause the Company to make the administrative adjustment request provided for in Internal Revenue Code Section 6227 consistent with the principles and limitations set forth in this Subsection (9.5) for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Tax Representative in furtherance of such administrative adjustment request.

(vii) The obligations of each Member or former Member under this Section shall survive the transfer or redemption by such Member of its Membership Units and the termination of this Agreement or the dissolution of the Company and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other taxing authority any and all matters regarding the taxation of the Company or the Members.

9.7 Tax Return. The Manager shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any elections the Manager may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Manager all pertinent information in such Member's possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed. At the request of Members holding a majority of the then-outstanding Membership Units, the Company shall make the election described in Section 754 of the Code.

ARTICLE X
DISSOLUTION AND WINDING UP

10.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

A. Upon the happening of any event of dissolution specified in the Articles;

B. Upon the entry of a decree of judicial dissolution;

C. Upon the vote of Members holding a Super Majority Interest of the Membership Units held by all non-defaulting Members, provided, however, that such dissolution shall not terminate compensation payable to the Manager pursuant to Section 5.8 hereof; or

D. The sale of all or substantially all of the assets of Company.

10.2 Statement of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 10.1, the Manager or the Members shall execute a Statement of Dissolution in such form as shall be prescribed by the Colorado Secretary of State and file the Statement as required by the Act.

10.3 Winding Up. Upon the occurrence of any event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager or the Members shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and assets, shall either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 10.5. The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Manager or Members winding up the affairs of the Company shall be entitled to reasonable compensation for such services.

10.4 Distributions in Kind. Any non-cash asset distributed to one or more Members shall first be valued at its fair market value, as determined by the Manager, or by the Members, or if any Member objects by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Manager or liquidating trustee and approved by the Members.

10.5 Order of Payment of Liabilities Upon Dissolution.

A. After determining that all known debts and liabilities of the Company in the process of winding-up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to their Membership Units. Such liquidating distributions shall be made by the end of the Company's taxable year in which the Company is liquidated, or, if later, within ninety (90) days after the date of such liquidation.

B. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, has been adequately provided for if the payment has been provided for by either of the following means:

(i) Payment thereof has been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members or Manager to be adequate at the time of any distribution of the assets pursuant to this Section.

(ii) The amount of the debt or liability has been deposited as provided in the Act.

(iii) This Section 10.5(B) shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

10.6 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of his or her Capital Contribution and shall have no recourse for his or her Capital Contribution and/or share of income (upon dissolution or otherwise) against the Manager or any other Member except as provided in Article XI.

10.7 Certificate of Cancellation. The Manager or Members who filed the Certificate of Dissolution shall cause to be filed in the office of, and on a form prescribed by, the Colorado Secretary of State, a certificate of cancellation of the Articles upon the completion of the winding up of the affairs of the Company.

10.8 No Action for Dissolution. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes the dissolution of the Company. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 10.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Manager has failed to liquidate the Company as required by this Article X, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 10.8 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

ARTICLE XI
PERFORMANCE OF DUTIES; INDEMNIFICATION

11.1 Indemnification. The Company shall indemnify, advance expenses to, and hold harmless, to the fullest extent permitted by law, (i) each Manager, Member, employee or agent of the Company, and (ii) any Person that is an officer, director, shareholder, partner, member, or employee or a Manager or Member (each, an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities, expenses (including reasonable legal fees and expenses), judgments, fines, settlements and other amounts ("Indemnified Costs") arising from all claims, demands, actions, suits or proceedings ("Actions"), whether civil, criminal, administrative or investigative, arising from, related to or connected with the Indemnified Party's participation in the management, business of affairs of the Company and in which the Indemnified Party may be involved, or threatened to be involved, as a party or otherwise arising as a result of such Person's status as a Manager, Member, employee, personal guarantor or agent of the Company or as a Person identified in clause (ii) above, regardless of whether any such Action is brought by a third party, a Member, or by or in the right of the Company; provided, however, that no Indemnified Party will be indemnified under this Agreement for any Indemnified Costs if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter or act for which the Indemnified Party is seeking indemnification pursuant to this Section, the Indemnified Party's actions constituted gross negligence or reckless conduct, intentional misconduct, or a knowing violation of law. Provided, however, that the acts or omissions of the Indemnified Party must have been done for the

benefit of the Company in order to trigger the Company's indemnification obligation. Without limiting the generality of the foregoing, such Indemnified Parties will at a minimum be entitled to be indemnified and have expenses advanced by the Company to the fullest extent possible permitted by Colorado Revised Statutes § 7-80-407, or any corresponding provision of subsequent law, as the same may be amended from time to time; provided, that if any amendment to the Act will operate to limit, reduce, or eliminate any Indemnified Party's rights of indemnification under this Section or the Act as it existed before such amendment, then such Indemnified Party will be entitled to be indemnified by the Company to the fullest extent permitted by the Act immediately before the effectiveness of such amendment.

ARTICLE XII
DEFAULT AND REMEDIES

12.1 Events of Default. An "Event of Default" will be deemed to have occurred with respect to a Member ("Defaulting Member") if the Member:

A. Fails to comply with any of the material provisions of this Agreement (which will include the breach of any warranty or covenant, or the untruth of any representation, set forth in the Member's Signature Page) and the continuance of such failure for a period of 14 days after written notice of such default (the "Default Notice") is given to such Member by the Manager specifying the nature of the default, or, if such default cannot by its nature be cured or remedied within such 14-day period, the failure of the defaulting member ("Defaulting Member") to take such action as may be necessary to begin to cure or remedy the default within such 14-day period and then to diligently pursue to completion the cure or remedy of the default, provided however, that the default must be cured within 45 days following delivery of the Default Notice. If the Defaulting Member has cured or remedied the default within the applicable period for the cure or remedy of the default, the Defaulting Member shall promptly provide the Company with written notice indicating that the default has been cured or remedied and stating in reasonable detail the manner in which the default was cured or remedied.

B. Becomes subject to an event of Bankruptcy when there is no Permitted Transferee to assume an Economic Interest under Section 7.6.

C. Is declared incompetent by a court of competent jurisdiction when there is no Permitted Transferee to assume an Economic Interest under Section 7.6.

D. Commits any fraud or willful misconduct; (ii) commits any act of theft, embezzlement, or misappropriation against the Company; or makes personal use of Company funds or properties; or (iii) commits a willful and intentional act or willful misconduct to harm or cause harm to the Company, its Manager, or Members., or

12.2 Remedies for Default. If any Member becomes a Defaulting Member, the Company will have the rights and remedies provided in this Section 12.2. The allegedly Defaulting Member shall have the right to contest whether an Event of Default has, in fact, occurred to such Member pursuant to the mediation-arbitration procedure set forth in Section 13.9. The allegedly Defaulting Member shall have no more than 45 days after receipt of written notice from the Company alleging the occurrence of an Event of Default to initiate the mediation-arbitration procedure set forth in Section 13.9, and, if such allegedly Defaulting Member does not initiate the mediation-arbitration procedure set forth in Section 13.9 within such 45 day period, the allegedly Defaulting Member shall be deemed to have waived any right to contest the fact that an Event of Default has occurred to such Member. Thereafter, Company shall commence the rights and remedies set forth in this Section 12.2 no later than (i) 90 days after the Event of Default (or 90 days after the 45-day cure period contained in Section 12.1(A), if applicable) or, (ii) if the allegedly

Defaulting Member has caused the fact of the occurrence of the Event of Default to be subject to the mediation-arbitration procedure set forth in Section 13.9, 90 days after a finding by the arbitrator pursuant to Section 13.9 that the Event of Default occurred.

A. Legal Action. The Company may commence an action (subject to arbitration as set forth in Section 13.9) against the Defaulting Member, for damages, specific performance, injunctive relief and/or any other remedy available at law or in equity. Any settlement agreement reached between a Defaulting Member and the Company, or its Members and Manager shall be confidential and non-disclosable, unless required by law.

B. Purchase of Defaulting Member's Membership Units. The Company, and then the non-defaulting members ("Non-Defaulting Members"), shall have the option, exercisable solely by written notice given by the Company ("Purchase Notice") to the Defaulting Member, to purchase all of the Defaulting Member's Membership Units in accordance with the procedures in this Section. For a period of 10 days following the delivery of the Purchase Notice, the Company may elect, by notice to all Members, to purchase all or part of the Defaulting Member's Membership Units. If the Company fails to make such election in the 10-day period to purchase all the Defaulting Member's Units, the Non-Defaulting Members, pro rata, may elect to purchase the remaining portion of the Defaulting Member's Units by giving notice to all Members within 10 days after the expiration of the Company's notice period. To the extent any Non-Defaulting Member does not elect to purchase its full pro rata share of the Defaulting Member's Membership Units, the other Non-Defaulting Members will have the right to purchase such Membership Units,

If the Company and/or the Non-Defaulting Members elect to acquire such entire Membership Units pursuant to this Section, then the purchase will then be conducted in accordance with the following terms and conditions:

(i) Defaulting Member and the Buyers agree to negotiate in good faith for a period of 10 days (the "Negotiation Period") in an effort to agree upon the fair market value of the Company (the "Fair Market Value of the Company").

(ii) If the Defaulting Member and the Buyers cannot agree on the Fair Market Value of the Company within the Negotiation Period, then within 10 days following the end of the Negotiation Period, the Defaulting Member and the Buyers will mutually select and appoint an independent qualified appraiser experienced in appraising businesses similar to that operated by the Company (and if they cannot agree on an appraiser, one will be appointed by an appraiser through arbitration initiated by any Member pursuant to Section 13.9). Within 15 days following the appointment of the appraiser, the appraiser will fix a period for the completion of the appraisal of the Company's property, which will not be later than 60 days after the appointment of the appraiser. The appraiser will be permitted to examine the books, records, and documents of the Company and to consult with the Members and other personnel of the Company. The cost of the appraisal will be paid by the Defaulting Member. The appraiser's determination of the appraised value of the Company will be binding upon the Members and will constitute the Fair Market Value of the Company for purposes of this Section 12.2(B).

(iii) The Purchase Price will equal to 80% of the amount that the Defaulting Member would receive for his Membership Units if the Company were liquidated for a net amount equal to the Fair Market Value of the Company and the proceeds were distributed to all Members according to this Agreement, except that if the Default occurred pursuant to Section 12.1(D)(a), the Purchase Price will equal 50% of the amount that the Defaulting Member would receive for his Membership Units if the Company were liquidated for a net amount equal to the Fair Market Value of the Company and the proceeds were distributed to all Members according to this Agreement less actual damages resulting from the Default. The cost of any associated accounting work will be paid by the Defaulting Member. It is understood and

agreed that the 20% (or 50% if pursuant to Section 12.1(D)(a) discount provided for in this paragraph is not a penalty, and instead is intended to reflect a reduction in the value of a Membership Unit due to the lack of marketability of such Interest.

(iv) The Purchase Price for the Defaulting Member's Units will be paid, within 60 days after receipt of the last appraisal required, by each Buyer delivering to the Defaulting Member a cash down payment equal to 10% of the Buyer's portion of the Purchase Price together with the Buyer's unsecured promissory note for the balance of the Buyer's portion of the Purchase Price, providing for interest at the prime rate printed in the Western Edition of the Wall Street Journal on the business day immediately preceding the date of delivery of the note, and payable in four equal annual installments of principal, plus accrued but unpaid interest, the first such installment being due and payable one year after the date of closing and the remaining installments being due and payable on the same day of each of the three succeeding years. Notwithstanding the above, any amounts due and payable pursuant to this Section 12.2(B) may be credited (by paying to the Company or Non-Defaulting Member as the case may be) against any damages due from the Defaulting Member pursuant to Section 12.2(G). Any payments of the Purchase Price may be paid into escrow during any period of time in which proceedings are in process to determine damages resulting from the Event of Default.

(v) If the Company and the non-defaulting Members decline to purchase the Defaulting Members' Units then the Company may offer the Defaulting Members' Interest for sale to a third party of the Company's choice on the terms set forth in this Section 12.2. If no third party places the Defaulting Members Units under contract within 90 days, and the Default was not pursuant to section 12.1(D)(a), then the Defaulting Member shall have the option of transferring 80% of their total Interest to their next of kin, with the remaining 20% of their Interest reverting to the Company to be disposed of at the Company's sole and absolute discretion. If the Defaulting Member has no next of kin willing and qualified to assume the Defaulting Members Units within 60 days then the Defaulting Member shall forfeit the entirety of their Interest to the Company.

C. No Voting Rights. During any time that an Event of Default has occurred with respect to any Member, the Defaulting Member will not be entitled to any vote on any Company matter, and unless and until such default is cured or remedied within any applicable cure period, all actions and decisions of the Members will be computed as if the Membership Units held by the Non-Defaulting Members made up 100% of the total Membership Units.

D. Distributions Withheld. During the period of any uncured default the Company shall have a right to withhold the defaulting Members' share of distributions.

E. Remedies Cumulative. The rights and remedies granted to the Company and the Non-Defaulting Members by this Section 12.2 will be in addition to, and not in limitation of, any other rights or remedies available to the Company or the Non-Defaulting Members, at law or in equity, under the terms of this Agreement or otherwise. Further, the failure to exercise any right or remedy, or the exercise of any particular right or remedy, on one occasion, will not prevent the exercise of the same or any other right or remedy on any other occasion.

F. Power of Attorney. If the Defaulting Member refuses to execute any necessary instrument or document, the Company or the Company's designee is granted the irrevocable power of attorney, which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the Defaulting Member all instruments required to be executed by the Defaulting Member.

G. Damages. Upon the occurrence of an Event of Default, if a Non-Defaulting Member or the Company incurs pecuniary damage as a result thereof, any and all amounts of such damage will be an indebtedness from the Defaulting to the Non-Defaulting Member, or the Company, as the case may be, and will be payable, together with costs and reasonable attorneys' fees incurred in collection. The

indebtedness will be due and payable within 30 days following the reasonable determination of the amount due to the Non-Defaulting Member.

ARTICLE XIII
MISCELLANEOUS

13.1 Complete Agreement. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members and the Manager with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Manager or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or the Manager or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

13.2 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

13.3 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and the Manager and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

13.4 Pronouns; Statutory References. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Regulations, the Act, Colorado Revised Statutes or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

13.5 Headings. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

13.6 Interpretation. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

13.7 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

13.8 Jurisdiction. Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Denver, Colorado in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, provided such claim is not required to be arbitrated pursuant to Section 13.9. Each Member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in Section 13.13 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of Colorado.

13.9 Disputed Matters. Any controversy or dispute arising out of or relating to this Agreement,

any alleged breach of this Agreement, the enforcement or interpretation of this Agreement, or the relationship between the parties (including such parties' members, Manager, partners, shareholders, employees, officers, directors, and Affiliates) under this Agreement, whether sounding in contract, tort, or otherwise, that cannot be resolved among the parties, will be resolved by binding arbitration pursuant to the Federal Arbitration Act. The arbitration will be administered by the American Arbitration Association ("AAA") in Denver, Colorado in accordance with the Commercial Arbitration Rules of the AAA. Arbitration in accordance with the foregoing will be the exclusive forum for the resolution of such disputes. Arbitration shall be held within 60 days of an arbitration demand and the arbitrator shall issue an award within 90 days of the arbitration demand. The arbitration proceedings shall be confidential except the prevailing party shall have the right to record any award. Prior to initiating an arbitration proceeding pursuant to the terms of this Agreement, the parties to the dispute must first work in good faith to participate in mediation within 30 days from the written request of a member or manager to the allegedly defaulting party.

13.10 Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

13.11 Severability. If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to Persons or circumstances other than those to which it is held invalid shall not be affected thereby.

13.12 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

13.13 Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member or Manager at the address specified on the signature page hereto. Any party may, at any time by giving five days' prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice will be given.

13.14 Amendments. All amendments and modifications of this Agreement must be in writing and signed by the Manager.

13.15 Reliance on Authority of Person Signing Agreement. If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

13.16 No Interest in Company Property; Waiver of Action for Partition. No Member or Economic Interest Owner has any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that he or she may have to maintain any action for partition with respect to the property of the Company. Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

13.17 Attorney Fees. In the event that any dispute between the Company and the Members or

among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

13.18 Time is of the Essence. All dates and times in this Agreement are of the essence.

13.19 Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Member(s) and Manager of Starfish Film, LLC, a Colorado limited liability company, have executed this Agreement effective as of the date first written above.

MEMBERS:

Name: Jeffrey Carabelos

Signature: [signature]

Address: [redacted]

Date: 8/19/25

Name: Micah Groenevelt

Signature: [signature]

Address: [redacted]

Date: 8/19/25

MANAGER:

Starfish Management Group, LLC

By: [signature]

Title: Owner/COO

Address: [redacted]

Date: 8/19/25

EXHIBIT A

MEMBER REGISTER

Member	Capital Contribution	Membership Units	Percentage of Units
Jeffrey Carabelos	$10	50	50.00%
Micah Groenevelt	$10	50	50.00%